LETTER TO SHAREHOLDERS

On behalf of Endeavour’s Management Team and Board of Directors, I am pleased to provide you with this annual review of Endeavour Silver Corp. for 2010 and our outlook for 2011.

Endeavour delivered yet another year of record financial and operating performance in 2010 and as a result, the Company has never been in a better financial position. We finished last year with US$7.1 million in net earnings, more than US$100 million in working capital, no debt, falling cash costs, rising silver production and higher precious metals prices.

Revenues were up for the fifth consecutive year to $86.5 million, silver production rose for the sixth consecutive year to 3.3 million oz, and combined reserves and resources increased for the seventh consecutive year to 92 million oz of silver and equivalents. Cash costs fell to US$5.71 per oz and profit margins rose for the third year in a row, resulting in net earnings turning positive for the first time in Endeavour’s six year operating history.

Silver production was relatively flat in the first two quarters, as management focused primarily on the capital expansion programs at the two operating mines. As a result of completing the capital projects, mill throughput rose 27% from 113,000 tonnes in Q1 to 144,000 tonnes in Q4, and cash operating costs fell 36% from US$6.39 per oz in Q1 to US$4.71 per oz silver in Q4.

The main capital expansion program last year was at Guanacevi where over six kilometres of mine development were completed, including access ramps to the new Santa Cruz and Porvenir Cuatro mines, and the plant was expanded from 600 to 1,000 tonnes per day, on time and under budget, with the installation of a new 2,500 tonne per day crushing circuit. At Guanajuato, capital expenditures focused on completing over five kilometres of mine development, including the new Lucero South mine access ramp.

Reserves dipped due to the Company exceeding its production targets for the year and mine development falling behind schedule but resources expanded once again to record highs last year, thanks to exploration successes at Guanacevi, Guanajuato and Parral. At the San Juanico property in the Parral district, drilling successfully expanded the NI 43‐101 indicated resources to 1.63 million tonnes containing 2.6 million oz silver and inferred resources to 1.30 million tonnes containing 2.7 million ounces silver plus significant gold, lead and zinc resources.

In the San Pedro area of Guanacevi, Endeavour made two exciting new discoveries in the Epsilon and La Blanca veins and expanded the Company’s land position at Guanacevi with the addition of 3 properties totaling 25 hectares. In the Guanajuato district, the Company identified three significant new veins, the Karina, Fernanda and Daniela veins, and expanded the Company’s land position at Guanajuato with the addition of 4 properties totaling 243 hectares.

Endeavour continued to “raise the bar” last year in our safety, environmental and community sustainability programs. We increased the employee safety bonus and expanded regular safety, mine rescue and community emergency training. As a result, Guanacevi reported its best ever safety record, with no lost time accidents in 2010.

New tree nurseries were constructed at both mines and new cacti gardens were introduced at Guanajuato. Over 2000 pine seedlings were planted in 2010, continuing Endeavour’s pro‐active program of re‐planting all areas disturbed by our surface activities.

In addition to continuing our support of and donations to the local communities for special events, sports teams and school activities, Endeavour also expanded its scholarship program, sponsoring 21 children from the Guanacevi area (8 elementary, 6 junior high, 4 high school, 3 university) and 20 from the Guanajuato area (8 elementary, 7 junior high, 3 high school, 2 university). We also initiated courses for mining skills training, and eight women graduated from our new “scoop‐tram” school, five of whom are now employees of Endeavour!

301-700 West Pender St.	Endeavour Silver Corp.	Tel: 604 685 9775
Vancouver, BC V6C 1G8	www.edrsilver.com	Fax: 604-685 9755
Canada		TF: 877 685 9775

In 2011, management is forecasting Endeavour’s seventh consecutive year of organic silver production growth by expanding the Guanajuato plant from 600 up to 1000 tonnes per day. Cash costs are expected to continue declining into the mid‐$5 per oz range and if we assume a US$30 average silver price in 2010, our mine operating profit margin will be around $24 per oz – remarkable by any standards.

Similar to 2010, the first two quarters of silver production in 2011 are scheduled to be relatively flat, as we focus on mine development and plant expansion capital programs. Silver production is expected to rise again in the third quarter, when the plant expansion at Guanajuato is completed. The added plant capacity should be met with increased production from the Bolañitos and Lucero veins and development ore from our 2010 discoveries of the Karina and Fernanda veins.

In 2011, Endeavour plans to push ahead on its exploration programs at several projects. The Company is undertaking an aggressive $9.2 million, 47,000 metre, 175-hole exploration drill program to test multiple exploration targets within three of the mining districts plus some new property acquisitions.

We remain focused on the continuous expansion and improvement of our two operating mines, the organic growth of our reserves and resources and, last but not least, we continue to seek opportunities to grow through mergers and acquisitions that are accretive to our shareholders. 2011 promises to be another great year for Endeavour Silver Corp.

As always, I would like to thank you, our shareholders, as well as all of our dedicated employees, for your ongoing support of the Company. This year is shaping up to be our best year ever!

Sincerely yours,

"Bradford Cooke"
Bradford Cooke
Chairman and CEO

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this shareholder letter and is responsible for the technical information in the letter.

Cautionary Note Regarding Forward‐Looking Statements

This letter contains “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” within the meaning of applicable Canadian securities legislation. Such forward‐looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to, update such forward‐looking statements or information, other than as required by applicable law.

Forward‐looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave‐ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent Form 40‐F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward‐looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward‐looking statements or information.